FUTURE PROOF BRANDS, LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2021

DATE ISSUED: APRIL 27, 2022

FUTURE PROOF BRANDS, LLC

Audited Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the members of FUTURE PROOF BRANDS, LLC,

PO Box 150397,

Austin, Texas, 78715, United States

I have audited the accompanying financial statements of FUTURE PROOF BRANDS, LLC, which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the year then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of FUTURE PROOF BRANDS, LLC as of December 31, 2021, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.

US CPA Colorado
0033681

04/27/2022

FUTURE PROOF BRANDS, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	644,714
Accounts Receivable		2,014,017
Prepaid expenses		67,286
Inventories		2,177,113
Other receivables		24
Total current assets		4,903,154
Property, plant & Equipment:		
Computers, furniture & equipment		10,657
Less: accumulated depreciation		(8,877)
Total property, plant & equipment		1,780
Intangible assets:		
Websites & Software		31,002
Less: accumulated amortization		(23,443)
Total intangible assets		7,559
Total Assets	$	**4,912,493**
Liabilities & Members' Equity		
Current liabilities:		
Accounts payable		1,924,166
Accrued expenses		1,482,873
Loans, net of discounts		1,480,334
Subordinated Convertible promissory notes		400,000
Credit cards		101,294
Payroll taxes payable		79,226
Accrued interest payable		154
Total current liabilities		5,468,047
Non-current liabilities:		
Loans, net of discounts		-
Total non-current liabilities		-
Total liabilities	$	**5,468,047**

The accompanying notes are an integral part of these financial statements

FUTURE PROOF BRANDS, LLC

BALANCE SHEET (Continued)

AS OF DECEMBER 31, 2021

		As of December 31, 2021
Members' Equity:		
Common units; 3,738,547 shares issued and outstanding		167,632
Series Seed preferred units; 1,704,075 shares issued and outstanding, liquidation preference of $1,000,000		1,000,000
Series A preferred units; 2,158,539 shares issued and outstanding, liquidation preference of $4,884,378		4,884,378
Series B preferred units; 5,274,985 shares issued and outstanding, liquidation preference of $5,595,960		5,274,985
Series B-1 preferred units; 511,440 shares issued and outstanding, liquidation preference of $2,566,318		2,566,318
Retained Earnings (accumulated deficit)		(14,598,438)
Net income (loss)		149,571
Total members' equity (deficit):		**(555,554)**
Total Liabilities and members' equity (deficit)	$	**4,912,493**

The accompanying notes are an integral part of these financial statements

FUTURE PROOF BRANDS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Product sales		18,294,399
Shipping and delivery income		1,839,517
Less: excise taxes		(1,503,439)
Total revenues		18,630,477
Cost of goods sold: Materials & Production		5,819,238
Cost of goods sold: Delivery costs		1,104,974
Cost of goods sold: Other costs		22,692
Total Cost of goods sold		6,946,904
Gross Profit		**11,683,573**
Expenses:		
Salaries, benefits & payroll taxes		5,833,343
Warehouse & Logistics		191,724
Taxes		12,273
Production		1,091,142
Dues & Subscriptions		63,027
IT software & consumables		290,000
Insurance		50,431
Legal & Professional Services		646,795
Sales & Promotions		1,100,739
Advertising & Marketing		1,739,245
Travel & Entertainment (including sales related travel)		597,102
Operations costs		145,593
Supplies		58,444
Rent		26,351
Office expenses		168,912
Postage & Delivery		10,514
Repairs & Maintenance		1,791
Depreciation		8,332
Miscellaneous expenses		1,193
Total Expenses		12,036,951
Income from operations (loss)		**(353,378)**
Other Income (Expenses):		
Interest expenses		(221,630)
SBA- Paycheck protection program grant		313,500
Legal settlement over a discontinued product		500,000
Distribution rights (California)		(100,000)
Gain on disposal of asset		11,079
Total Other Income (expenses)		**502,949**
Net income (loss) for the year	$	**149,571**

The accompanying notes are an integral part of these financial statements

FUTURE PROOF BRANDS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDING DECEMBER 31, 2021

($)	Common units (shares)	Common units (amount)	Series Seed Preferred units (shares)	Series Seed Preferred units (amount)	Series A Preferred units (shares)	Series A Preferred units (amount)	Series B Preferred units (shares)	Series B Preferred units (amount)	Series B-1 Preferred units (shares)	Series B-1 Preferred units (amount)	Retained earnings (accumulated deficit)	Totals
Beginning Balance, December 31, 2020	**3,738,547**	**167,632**	**1,704,075**	**1,000,000**	**2,158,539**	**4,884,378**	**2,130,577**	**5,274,985**	-	-	**(14,598,438)**	**(3,271,443)**
Issuance of Common units	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred units	-	-	-	-	-	-	-	-	511,440	2,566,318	-	**2,566,318**
Net income (loss)	-	-	-	-	-	-	-	-	-	-	149,571	**149,571**
Ending Balance, December 31, 2021	**3,738,547**	**167,632**	**1,704,075**	**1,000,000**	**2,158,539**	**4,884,378**	**2,130,577**	**5,274,985**	**511,440**	**2,566,318**	**(14,448,867)**	**(555,554)**

The accompanying notes are an integral part of these financial statements

FUTURE PROOF BRANDS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net income (loss)	$	149,571
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation & Amortization		8,332
Debt discount		6,566
Changes in:		
Inventories		(1,260,562)
Accounts Receivable		(1,323,772)
Prepaid expenses		(67,286)
Credit Cards		43,449
Accrued expenses		1,002,339
Accrued Interest payable		(10,356)
Employee advances		(9)
Payroll taxes payable		35,148
Accounts Payable		446,662
Net cash provided (used) by operating activities		**(969,918)**
Cash flow from Financing Activities		
Stock subscription liability		(499,481)
Proceeds from issuance of preferred units		2,346,312
Proceeds from issuance of convertible promissory notes		400,000
Loan repayments		(575,000)
SBA- PPP loan forgiveness		(313,500)
Net cash provided (used) by financing activities		**1,358,331**
Increase (decrease) in Cash		388,413
Cash, beginning of year		256,301
Cash, end of year	$	**644,714**

Noncash investing and financing activities:

Conversion of notes payable to Series B-1 preferred units	$231,203

The accompanying notes are an integral part of these financial statements

FUTURE PROOF BRANDS, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

FUTURE PROOF BRANDS, LLC ('the Company'), is a limited liability company ("LLC") formed pursuant to the provisions of the Delaware limited liability company act on September 17, 2014. The Company was initially formed in the State of Texas as an LLC on November 14, 2011. On October 30, 2019, the Company changed its name from "BeatBox Beverages, LLC" to its current name. The Company operates in the beverages sector and produces pre-mixed alcoholic beverages available in different flavors. The Company uses third-party manufacturing partners to produce its product and sells its product through distributors throughout the United States.

Fiscal year

The Company operates on a December 31st year-end

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, competition or changes in consumer tastes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Inventories

Inventory consists of finished goods stated at the lower of First In First Out ("FIFO") cost or market. Cost includes certain indirect purchasing, merchandise, handling and storage costs incurred to acquire or manufacture inventory and costs to process and put away shipments received in order to prepare them to be picked for orders. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand and market conditions. The inventory reserve was $140,738 as of December 31, 2021, and the company did not allocate any reserve portion for the calendar year 2021.

Inventories net of reserve totaled $2,177,113 as of December 31, 2021.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 15-30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreements. As of December 31, 2021, the Company had not recorded an allowance for doubtful accounts as there is no significant risk that material uncollectible accounts will exist at the end of each year.

Moreover, the ageing of accounts receivable does not indicate that the Company would have to write-off material balances at the end of each year.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

PPE consists of computers and equipment as of December 31, 2021. During 2021, the Company disposed of a fully depreciated vehicle and received $11,079 in insurance proceeds.

PPE items are depreciated based on the straight-line method and a five (5) year useful life.

As of December 31, 2021, the net book value of PPE totaled $1,780 as per the following schedule:

Asset	As of December 31, 2021
Equipment	$6,070
Computers	$4,587
Less: accumulated depreciation as of December 31, 2020	($6,745)
Less: depreciation expense for the year 2021	($2,132)
Net book value	**$1,780**

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their

fair value can be measured reliably. Intangible assets recognized on Company books consist of legal costs incurred for its note offering program.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts

The Company amortizes capitalized intangible assets based on a five (5) year useful life.

Intangible assets consist of capitalized software and website costs as of December 31, 2021. The book value of intangible assets totaled $7,559 (Cost of $31,002 net of $23,443 in accumulated amortization) as of December 31, 2021, and amortization expense for 2021 totaled $6,200.

Unit-based compensation

The Company expenses unit-based payments issued to employees, consultants and other service providers through the Company's Profits Interest Plan, in the income statement based on their fair value less estimated forfeitures. Compensation cost is recognized over the award's requisite service period (which is generally the vesting term).

The value of equity instruments issued to non-employees is calculated for all transactions in which goods or services are the consideration received for the issuance of equity instruments and is accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the commitment date if there is sufficient disincentive to ensure performance.

Subordinated Convertible promissory notes

Between December 9, 2021, and December 21, 2021, the Company entered into subordinated convertible promissory note agreements with various parties for an aggregate amount of $400,000. The notes bear interest at a rate equal to one and twenty-six hundredths' percent (1.26%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless a conversion to the Company's equity securities occurs, the notes shall be due and payable on the earliest to occur of (i) fifteen days following the demand of Holder, which demand may not be made before December 21, 2023, (ii) the closing of a Change of Control or (iii) the occurrence of an Event of Default.

The entire outstanding principal amount of these notes, any accrued but unpaid interest and any other amounts payable under these notes shall be converted automatically into shares or units of Qualified Financing Securities at the Financing Conversion Price upon the closing of a Qualified

Financing. In the event of an automatic conversion, the notes shall be converted into that number of Qualified Financing Securities determined by dividing (i) the aggregate outstanding principal amount of the Notes, any accrued but unpaid interest, and any other amounts payable under the Notes by (ii) the Financing Conversion Price.

Pursuant to the agreements, the financing conversion price means the lesser of (a) (1) the lowest per share purchase price paid in cash for (i) the Qualified Financing Securities by the investors in the Qualified Financing or (ii) the Next Round Securities issued to the investors in the Non-Qualified Financing in which the notes are converted, as applicable, multiplied by (2) (i) 0.95 if the Next Financing occurs prior to March 31, 2022 or (ii) 0.90 if the Next Financing occurs on or after March 31, 2022; or (b) the quotient obtained by dividing (1) the Valuation Cap ($190,000,000) by (2) the Company's fully diluted capitalization immediately prior to the initial closing of the Next Financing (assuming, without duplication, full conversion or exercise of all outstanding convertible or exercisable securities, rights, options and warrants, and the issuance of all shares reserved for grant pursuant to the Company's equity incentive plans).

Moreover, "Qualified Financing" means the next transaction (or series of related transactions) after the date of these notes and before Maturity in which the Company issues and sells shares or units of its preferred equity interests in exchange for aggregate gross proceeds of at least $5,000,000 (excluding amounts received upon conversion of the Notes and any other indebtedness).

During 2021, outstanding convertible notes along with accrued interest totaling $231,203 were converted to 73,844 shares of Series B-1 preferred units.

Loans

In December 2021, the Company amended a loan agreement which existed from September 16, 2019. The principal amount of the loan was $1,500,000 and its maturity was extended to March 31, 2022. The accumulated debt discount on this loan was $19,667 as of December 31, 2021.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $313,500 in April 2020, and the loan was fully forgiven in May 2021, and the forgiveness amount was recorded in other income.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenue is recognized at the point in which the performance obligation under the terms of a contract with the customer have been satisfied and control has transferred. The Company’s performance obligation is typically defined as the accepted purchase order, or the contract, with the customer which requires the Company to deliver the requested products at agreed upon prices at the time and location of the customer’s choice.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collects concurrent with the sale of products are excluded from revenue. The Company's normal payment terms vary by the type and location of its customers and the products offered. The time between invoicing and when payment is due is not significant.

The Company's practice on product returns is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been misplaced or the product is defective. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment.

The Company routinely offers sales discounts and promotions through various programs to its customers and retailers. These programs include rebates, temporary on shelf price reductions, off invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a liability for estimated sales discounts that have been incurred but not paid. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.

The Company recognizes the incremental costs of obtaining contracts as a reduction of revenues when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. If the amortization period of the assets is greater than one-year, the cost is recognized over the lesser of the contract term or expected period the Company expects to receive substantial benefit, whichever is shorter.

No deferred revenue is recognized as the Company records invoices once it receives the bill of lading for items sold or once control is transferred to the customer.

Cost of revenues

Cost of revenues consists of the cost of the product, inbound freight charges, outbound freight charges, purchasing and receiving costs, merchandise handling and internal transfer costs. Cost of sales does not include any allocation of payroll expenses.

Income taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Members are liable for individual federal income taxes on their taxable net income. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "morelikely- than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position.

Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. As of December 31, 2021, the Company has recorded no unrecognized tax benefits. The Company is generally no longer subject to tax examinations relating to US federal tax returns for years prior to 2019.

The Company is subject to Texas margin tax, which is accounted for as an income tax and other state income taxes. The Company filed a tax extension request for 2021, accrued $4,000 in franchise tax liability and recorded $7,540 in franchise tax expense.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02"*), which is codified in ASC *842,* Leases ("ASC *842"*) and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.
The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022.*

Common and preferred units

In October 2020, the Company approved the 5th Amended and Restated Limited Liability Company Agreement ("LLC Agreement"). The LLC Agreement authorized Common Units, Series Seed Preferred Units, Series A Preferred Units, Series B Preferred Units and Series B-1 Preferred Units and Profits Interests. The LLC Agreement does not limit the number of Units available for issuance.

As of December 31, 2021, the total number of Common Units, Series Seed Preferred Units, Series A Preferred Units, Series B Preferred Units, Series B-1 Preferred Units outstanding are 3,738,547, 1,704,075, 2,158,539, 2,130,577 and 511,440, respectively.

Liquidation preferences – In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Units, on a pro rata basis, will receive a return of their initial capital contribution until the unreturned capital equals zero.

After distributions pursuant to the liquidation preferences noted above, all Common Unit holders shall participate in additional distributions, pro rata.

Company Managers - The Common Unit holders (voting as a single class) are entitled to elect two of the Company's Managers, the Series Seed Preferred Unit holders are entitled to elect one of the Company's Managers, and the Series A Preferred Unit holders are entitled to elect one of the Company's Managers. After the Common and Preferred Managers are in office, the four Managers are entitled to designate one additional Manager.

Mirror Unit Plan

In November 2017, the Company adopted the Mirror Unit Plan (the "Mirror Plan"). The Mirror Plan has been amended on several occasions since adoption. Under the Mirror Plan, the Managers of the Company may grant employees of the Company certain rights to receive cash or unit bonuses in the event of a change of control or liquidation event of the Company. Awards under the Mirror Plan are purely discretionary. Employees vest in the award at the discretion of the Managers of the Company based on the employees' award agreement or may be fully vested at the timing of the award grant. Unvested awards vest upon the occurrence of a triggering event, as defined in the Mirror Plan. As a change of control event is not certain to occur and the Mirror Units are not an equity instrument of the Company, the Company has not assigned any value to the awards as of December 31, 2021. The maximum number of units available for grant under the Mirror Plan is 853,780. As of December 31, 2021, the Company has a total of 818,841 units outstanding, with 34,939 available for issuance. Cancelled units are available for re-issuance. Vested units are not cancelled upon the participants' termination of employment with the Company.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, The Company does not have any off-balance sheet financings or liabilities.

Contingencies & litigation

As per a letter dated April 5, 2022, the Company's attorneys disclosed that the Company filed a lawsuit against two alcoholic beverages companies concerning product quality issues that arose in the manufacturing of the Company's "Brizzy" products in 2019. The Company can make no assurance about what the outcome of the litigation will be or how much it will cost.

In 2020, the Company filed a lawsuit against a large alcoholic beverage company asserting that their use of a certain brand name violated the Company's trademark for its similarly named product. In March 2021, the Company and the large alcoholic beverage company agreed to confidentially settle the dispute and the Company received a $500,000 cash payment and assigned the Company's trademark to the large alcoholic beverage company. The Company received the $500,000 cash settlement in May 2021.

Subsequent events

The Company evaluated subsequent events through April 27, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.